Exhibit 99

March 1, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Change in Directorate

Pursuant to the provisions of the SEBI Listing Regulations, we hereby inform that Mr. Umesh Chandra Sarangi has ceased to be an Independent Director on the Board of HDFC Bank Limited (“the Bank”) with effect from February 29, 2024 (close of business hours) on account of completion of his term.

The Board of Directors of the Bank place on record their utmost appreciation and gratitude for the meaningful contribution made by Mr. Sarangi during his tenure with the Bank and wish him the best for his future endeavours.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited
Sd/-
Santosh Haldankar
Company Secretary